UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________
FORM 11-K
_________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
 TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 0-362

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
(FULL TITLE OF THE PLAN)

FRANKLIN ELECTRIC CO., INC.
(EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

Indiana	35-0827455
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer Identification No.)

400 East Spring Street
Bluffton, Indiana	46714
(Address of principal executive offices)	(Zip Code)

(260) 824-2900
(Registrants telephone number, including area code)

2

Franklin Electric Directed
Investment Salary Plan

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, and Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009                    2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010            3
Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010     4-12
SUPPLEMENTAL SCHEDULE -                                          13
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010     14
SIGNATURES                                                 15
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     16
EXHIBIT 99-CERTIFICATION PURUSANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002     17

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Benefits Committee
Franklin Electric Directed Investment Salary Plan
Bluffton, Indiana

We have audited the accompanying statements of net assets available for benefits of the
Franklin Electric Directed Investment Salary Plan (the Plan) as of December 31, 2010 and
2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana
June 29, 2011

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Participant-directed investments — at fair value (Note 3):
Short-term investments	634,300	379,300
Franklin Electric Co., Inc. common stock	24,612,700	14,785,900
Investments in shares of registered investment companies	31,964,300	29,165,000
Invesco Structured Core Equity Fund	6,099,000	6,132,000
Wells Fargo Stable Return Fund	20,767,100	24,544,100

Total investments	84,077,400	75,006,300

Receivables:
Employer contributions	1,716,600	890,600
Notes receivable from participants	1,586,100	1,871,400
Accrued investment income	200	100

Total receivables	3,302,900	2,762,100

Total Assets	87,380,300	77,768,400

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	87,380,300	77,768,400

Adjustments from fair value to contract value for fully
benefit-responsive investments contracts	(451,500)	(49,000)

NET ASSETS AVAILABLE FOR BENEFITS	86,928,800	77,719,400

See notes to financial statements.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Contributions:
Participant contributions	3,336,000
Participant rollover contributions	340,800
Employer contributions	1,716,600

Total Contributions	5,393,400

Investment income:
Net appreciation in fair value of investments	11,333,800
Dividends and interest	912,800
Total Investment Income	12,246,600

Total Additions	17,640,000

Deductions:
Benefits paid to participants	15,671,500
Administrative expenses	99,800
Total deductions	15,771,300

INCREASE IN NET ASSETS BEFORE TRANSFERS	1,868,700

PLAN TRANSFER IN	7,340,700

NET INCREASE	9,209,400

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	77,719,400

NET ASSETS AVAILABLE FOR BENEFITS:
End of year	86,928,800

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN
The following description of the Franklin Electric Directed Investment Salary Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General - The Plan is administered by the Franklin Electric Co., Inc. (the “Company”) Employee Benefits Committee (“Plan Fiduciary”). The Benefits Committee is appointed by the Company. The Plan's trustee is Wells Fargo Bank of Minnesota, N.A. (“Plan Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Plan is a defined-contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for employees are made to the Plan.
Contribution - U.S. Domestic employees can contribute from 1% to 50% of their eligible compensation not to exceed the IRS limit ($16,500 for 2010.)  An additional $5,500 'catch-up' contribution is also allowed for the year if an employee reaches age 50 by the end of the calendar year.

The Company match was reinstated for plan year 2010. For U.S. domestic employees other than the Siloam Springs union contract employees or the Little Rock union contract employees, the Company contributed an amount equal to 100% for the first 2% and 50% of the next 3% of the participant's contribution, or up to 3 1/2% of each employee's eligible compensation.

For the Siloam Springs union contract employees, the Company contributed an amount equal to 100% of the first 1% and 50% of the next 4% of the participant's contribution, or up to 3% of each employee's eligible compensation.

For the Little Rock union contract employees, the Company contributed 3% of each employee's eligible compensation, whether the employee participated in the 401k or not.

Company contributions to the participant accounts are funded in the first quarter following the plan year.

Diversification Election for Employee Stock Ownership Plan, (“ESOP”) - On a monthly basis through August 4, 2010, participants had the opportunity to diversify all vested monies in their ESOP account balance into the Plan (See Note 8 for further information on the merger).
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited/charged with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses.
Allocation of earnings and expenses are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Investments - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock Fund, a structured core equity fund, an intermediate bond fund, a stable return collective investment fund, an international equity fund, a small capitalization growth equity fund, a small capitalization value fund, a large capitalization growth fund, a large capitalization value fund and various target date funds as investment options for participants.
Vesting - Participants are 100% vested in their own contributions at all times. Those who were terminated prior to January 1, 2008 were vested in their Employer Benefit Contributions of the former ESOP at a rate based on 20% per year after three years of service and are fully vested after seven years of service. Those who terminated prior to the August 5, 2010 merger date, but not before January 1, 2008, were vested in their Employer Benefit Contributions at a rate based on 20% per year after two years of service and are fully vested after six years of service. Those participants who are employed with Franklin Electric as of the August 5, 2010 merger date, are 100% vested in their Employer Benefit Contributions. Forfeited balances of terminated participants are allocated to the remaining Plan participants. (See Note 8 for additional information on the merger).
Notes Receivable from Participants - Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the participant's account. Loans are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 5 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus 1%, determined at the time the funds are borrowed, and is credited to the participant's account.
All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.
Payment of Benefits - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan. Benefits are recorded when paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Risks and Uncertainties - Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Recent Accounting Pronouncements - In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (Accounting Standards Codification 962). This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $1,871,400 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan's net assets available for benefits.

Notes Receivable from Participants - Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

Investment Valuation - The Plan's investments are stated at fair value. Investments in Franklin Electric Co., Inc. common stock are valued at the last quoted sale or bid prices as reported on NASDAQ. Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Plan at year-end.
As per accounting guidance related to Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan holds an indirect interest in such contracts through its investment in a stable value fund. As required by the accounting guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
The Wells Fargo Stable Return Fund N (the “Fund”) is a bank collective fund whose only investment is the Wells Fargo Stable Return Fund (“Fund G”), a collective trust fund sponsored by Wells Fargo Bank, N.A. The value of the Fund is based on the underlying unit value reported by Fund G. Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks and investment funds. The Fund establishes a daily Net Asset Value (“NAV”), including an annual investment management fee of 0.40%, which is then applied to unit holders of the Fund to determine the daily value of account balances. The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit responsive contracts. The fair values of these investment contracts, including any wrapper contracts, are calculated by using either the quoted market prices of the underlying securities adjusted for the present value of the difference between the current wrapper fee and the contracted wrapper fee, or by discounting the related cash flows based on the current discount rate. The plan administrator, committee, participant or other authorized party may instruct Wells Fargo in writing to redeem some or all units. Units will be redeemed at the Unit Value next determined following receipt by Wells

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Fargo of written redemption instructions, and redemption proceeds will generally be paid to the account within one business day after receipt of redemption request, and in all cases within six business days after such receipt.
The Invesco Structured Core Equity Fund (“Invesco” or "the Fund") is a collective trust fund, established by AMVESCAP National Trust Company as a component of the Institutional Retirement Trust, a collective trust of AMVESCAP National Trust Company. Invesco is valued at the respective net asset value as reported by the trust. The fair values of participation units held in the collective trust, are based on the net asset value reported by the fund manager as of the financial statement dates and recent transaction prices. The Fund is designed to: (1) outperform the Standard & Poors 500 Index over time based on the performance of the stocks ranked by a proprietary stock selection model, and (2) control risk by having an overall risk profile, which is similar to that of the benchmark in terms of beta, styles, and industries. The Fund uses the Invesco proprietary stock selection model to generate forecasts of excess return for each stock in a large capitalization, liquid universe, which is representative of the benchmark. The return forecasts are combined with risk attributes for each company provided by a third party's risk model in an optimizer in order to create a portfolio with the desired relative return/risk characteristics. The Fund may also invest in derivative securities, such as futures and options. The Fund consists of a fully invested diversified portfolio of equities, and any un-invested cash is held in cash or cash equivalents. Redemptions shall be admitted to or withdrawn from the Fund on the basis of the value of such Fund and of the Units and, if applicable, the class into which it is divided on a valuation date. Each admission and withdrawal shall be effected within a reasonable time, not to exceed three business days, following each such valuation date.

Management fees charged to the Plan for investments are deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments
Administrative Expenses - Administrative expenses are paid by the Plan as provided in the Plan Document.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were not significant at December 31, 2010 and 2009.

3.	INVESTMENTS
Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories. In accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Total 12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Wells Fargo Stable Return Fund	$20,767,100		$$20,767,100	$
JP Morgan Core Bond Fund	5,307,400	5,307,400
Invesco Structured Core Equity Fund	6,099,000		6,099,000
Franklin Electric Co., Inc. Common Stock	24,612,700	24,612,700
Short-term Investments	634,300	634,300
T. Rowe Price Growth Stock Fund	3,956,000	3,956,000
Buffalo Small Cap Fund	1,734,800	1,734,800
RS Partners Small Cap Fund	1,812,800	1,812,800
American Funds EuroPacific Growth Fund	5,938,500	5,938,500
Target Date Funds
Wells Fargo WF ADV DJ TODAY I	844,900	844,900
Wells Fargo WF ADV DJ 2010 I	303,900	303,900
Wells Fargo WF ADV DJ 2020 I	1,254,700	1,254,700
Wells Fargo WF ADV DJ 2030 I	714,600	714,600
Wells Fargo WF ADV DJ 2040 I	498,200	498,200
Wells Fargo WF ADV DJ 2050 I	384,200	384,200
American Beacon Large Cap Fund	9,214,300	9,214,300
Total	$84,077,400	$57,211,300	$26,866,100	$0

There were no transfers between level 1 and level 2 during the 2010 year.
	Total 12/31/2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Wells Fargo Stable Return Fund	$24,544,100		$$24,544,100	$
JP Morgan Core Bond Fund	5,623,100	5,623,100
Invesco Structured Core Equity Fund	6,132,000		6,132,000
Franklin Electric Co., Inc. Common Stock	14,785,900	14,785,900
Short-term Investments	379,300	379,300
T. Rowe Price Growth Stock Fund	3,199,800	3,199,800
American Century Small Company Fund	2,615,200	2,615,200
American Funds EuroPacific Growth Fund	6,525,300	6,525,300
Target Date Funds
Wells Fargo WF ADV DJ TODAY I	679,000	679,000
Wells Fargo WF ADV DJ 2010 I	305,200	305,200
Wells Fargo WF ADV DJ 2020 I	540,900	540,900
Wells Fargo WF ADV DJ 2030 I	327,400	327,400
Wells Fargo WF ADV DJ 2040 I	326,000	326,000
Wells Fargo WF ADV DJ 2050 I	235,000	235,000
American Beacon Large Cap Fund	8,788,100	8,788,100
Total	$75,006,300	$44,330,200	$30,676,100	$0

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Franklin Electric Co., Inc. Common Stock (632,388 and 508,982 shares, respectively)	24,612,700	14,785,900
Wells Fargo Stable Return Fund	20,767,100	24,544,100
Invesco Structured Core Equity Fund	6,099,000	6,132,000
American Funds EuroPacific Growth Fund	5,938,500	6,525,300
American Beacon Large Cap Value Fund	9,214,300	8,788,100
JP Morgan Core Bond Fund	5,307,400	5,623,100

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Franklin Electric Co., Inc. Common Stock	$6,851,900

Collective Trusts
Wells Fargo Stable Return Fund	613,100
Invesco Structured Core Equity Fund	615,300
Subtotal Collective Trusts	1,228,400

Mutual Funds
JP Morgan Core Bond Fund	192,900
T. Rowe Price Growth Stock Fund	546,600
American Century Small Company Fund	394,800
American Funds EuroPacific Growth Fund	430,200
RS Partners Small Cap Fund	205,800
Buffalo Small Cap Fund	152,400
Target Date Funds	298,900
American Beacon Large Cap Fund	1,031,900
Subtotal Mutual Funds	3,253,500

Net appreciation investments	$11,333,800

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

4.	STABLE VALUE FUND
The stable value fund (the “Fund”) is a collective trust fund sponsored by Wells Fargo. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund's unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participants withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value:
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan including withdrawals for benefits, loans, or transfers to noncompeting funds within a Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Impact the Fund - The Wells Fargo Stable Return Fund invests in Wells Fargo Fund G, which invests typically in fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
Wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligation under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	Party-in-interest TRANSACTIONS
Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of funds, including Target Date Mutual Funds, managed by the Plan Trustee or an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.
At December 31, 2010 and 2009, the Plan held 632,388 and 508,982 shares, respectively, of common stock of Franklin Electric Co., Inc., the sponsoring employer. Dividends of common stock of Franklin Electric Co., Inc., for plan year 2010 were $302,800.

6.	PLAN TERMINATION
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for by ERISA.

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY plan
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

7.	TAX STATUS
The IRS has determined and informed the Company by a letter, dated May 30, 2001, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended and restated since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.	Plan Merger
Effective August 5, 2010, the Employee Stock Ownership Plan merged into the Plan. All ESOP balances were automatically transferred into the Franklin Electric Common Stock investment within the Plan. Vesting of participants' merged balances from the ESOP will remain unchanged as discussed more fully in Footnote 1.

*****

SUPPLEMENTAL SCHEDULE

FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Name of plan sponsor: Franklin Electric Co., Inc.
Employer identification number: 35-0827455
Three-digit plan number: 007

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
(a)	(b)	(c)	(d)	(e)

*	Wells Fargo Bank of Minnesota Short-term Investment Fund	Short-term Investment Fund	**	$634,300
*	Franklin Electric Co., Inc.	Common Stock	**	24,612,700
	Dow Jones Target Date Funds:
*	Wells Fargo DJ TODAY I	Registered Investment Company	**	844,900
*	Wells Fargo DJ 2010 I	Registered Investment Company	**	303,900
*	Wells Fargo DJ 2020 I	Registered Investment Company	**	1,254,700
*	Wells Fargo DJ 2030 I	Registered Investment Company	**	714,600
*	Wells Fargo DJ 2040 I	Registered Investment Company	**	498,200
*	Wells Fargo DJ 2050 I	Registered Investment Company	**	384,200
*	Wells Fargo Stable Return Fund	Common Collective Trust	**	20,315,600
	American Beacon Large Cap Fund	Registered Investment Company	**	9,214,300
	Invesco Structured Core Equity Fund	Common Collective Trust	**	6,099,000
	JP Morgan Core Bond Fund	Registered Investment Company	**	5,307,400
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	5,938,500
	T. Rowe Price Growth Stock Fund	Registered Investment Company	**	3,956,000
	Buffalo Small Cap Fund	Registered Investment Company	**	1,734,800
	RS Partners Small Cap Fund	Registered Investment Company	**	1,812,800
*	Various participants	Notes Receivable (maturing 2011 to 2020 at interest rates of 4.25% to 9.25%)	**	1,586,100

				$85,212,000
*    Party in interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN ELECTRIC CO., INC.
Directed Investment Salary Plan

Date June 29, 2011                    By /s/ John J. Haines
John J. Haines, Vice President and Chief
Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Independent Auditor Consent

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-59771 on Form S-8 of Franklin Electric Co. Inc. of our report dated June 29, 2011 appearing in this Annual Report on Form 11-K of Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2010.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana
June 29, 2011

EXHIBIT 99 - CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Franklin Electric Directed Investment Salary Plan (the “Plan”) on Form 11-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I John J. Haines, Vice President and Chief Financial Officer and Secretary of Franklin Electric Co., Inc. (the “Company”), and Chairman of the company's Employee Benefits Committee (the “Plan Administrator”), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date	June 29, 2011

/s/ John J. Haines
John J. Haines, Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)